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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

January 10, 2020

Dear Sir, Madam,

Sub: Outcome of the Board meeting

This has reference to our letter dated December 30, 2019, regarding the captioned subject. The Board, at their meeting held on January 9-10, 2020, transacted the following items of business:

Financial Results

1. Took on record the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter and nine months ended December 31, 2019;

2. Took on record the audited standalone financial results of the Company as per INDAS for the quarter and nine months ended December 31, 2019;

3. Took on record the audited consolidated condensed financial results of the Company and its subsidiaries as per IFRS for the quarter and nine months ended December 31, 2019;

We are enclosing herewith the financial results for your information and records. The same will be made available on the Company's website www.infosys.com.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com